Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

April 1, 2008

Item 3   **News Release**

A press release was issued on April 1, 2008, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo cancels financing with Longview Capital Partners Incorporated.

Item 5   **Full Description of Material Change**

Buffalo will not be proceeding with the previously announced convertible loan financing from Longview Capital Partners Incorporated (TSX: LV) as the parties were unable to agree on final terms.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Brian McEwen, President & CEO at (604) 685-5492

Item 9   **Date of Report**

April 1, 2008